UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69439 / April 24, 2013

Admin. Proc. File No. 3-14935

In the Matter of

A-POWER ENERGY GENERATION
SYSTEMS, LTD.

ORDER SUMMARILY AFFIRMING IN PART AND IMPOSING REMEDIAL SANCTIONS

A-Power Energy Generation Systems, Ltd. is a British Virgin Islands corporation located in the People's Republic of China with stock registered with the Commission pursuant to § 12(b) of the Securities Exchange Act of 1934.[1] It appeals from the initial decision of an administrative law judge.[2] In that decision, the law judge revoked the registration of the company's securities based on her finding that A-Power had violated § 13(a) of the Exchange Act[3] and Rule 13a-1 promulgated thereunder,[4] in that it had failed to file its required annual report for fiscal year 2010 as charged in the Order Instituting Proceedings.[5] She also found that A-Power failed to file an annual report for fiscal year 2011 or report the resignation of Simon & Edward as its auditor on Form 6-K.[6]

A-Power filed a timely appeal of the initial decision, and the parties filed briefs in accordance with the schedule that was issued. We reviewed the hearing transcript and the record of action before the law judge *de novo*, as well as the briefs filed by the parties on appeal. We also take official notice that A-Power failed to make any of its required filings since the date of

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[1]   15 U.S.C. § 78l(b).

[2]   *A-Power Energy Generation Sys., Ltd.*, Initial Decision Release No. 470, 2012 SEC LEXIS 3419 (Nov. 2, 2012).

[3]   Exchange Act § 13(a), 15 U.S.C. § 78m(a), requires issuers of securities registered pursuant to Exchange Act § 12 to file periodic reports in accordance with Commission rules.

[4]   Rule 13a-1, 17 C.F.R. § 240.13a-1, requires registrants to file annual reports.

[5]   *A-Power Energy Generation Sys., Ltd.*, Exchange Act Release No. 67338, 2012 SEC LEXIS 2090 (July 3, 2012).

[6]   *Id.*

the initial decision,[7] including its annual reports for fiscal years 2010 and 2011 and notification via Form NT 20-F of its inability to file the 2011 annual report.[8]

I.   Summary Affirmance In Part

Based on our review, we have determined that the law judge's factual findings are correct (with the exception of her finding discussed below concerning Form 6-K). We have also determined that the law judge was correct in finding that "A-Power violated Exchange Act Section 13(a) and Exchange Act Rule 13a-1."[9] We find that these issues do not warrant consideration by the Commission of further oral or written argument. We further find that no prejudicial error was committed in the conduct of the proceeding and that the decision embodies no exercise of discretion or decision of law or policy that is important and that the Commission should review.[10] Accordingly, on our own initiative, we summarily affirm and adopt these findings of the law judge.[11]

II.   Sanctions

As to sanctions, however, while we arrive at the same outcome as the law judge, we must separately analyze the factors set forth in *Gateway Int'l Holdings, Inc.*[12] because the law judge based her sanctions determination, in part, on a finding that A-Power "failed to report the resignation of its auditor on Form 6-K, in violation of 17 C.F.R. § 240.13a-16."[13] While A-Power was in the practice of reporting information on Form 6-K (until it stopped filing forms with the Commission altogether), it is not clear that it was required to do so. A foreign private issuer is required to make reports on Form 6-K to furnish whatever information it (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is

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[7]   Our Rules of Practice permit us to take official notice of information (or the lack thereof) in the Commission's EDGAR database. *See* 17 C.F.R. § 201.323.

[8]   17 C.F.R. §§ 240.12b-25, 249.322 (requiring issuers to provide notification of their inability to file Form 20-F, or other periodic report, along with supporting reasons, by filing a Form NT 20-F "no later than one business day after the due date" for such report). A-Power did, however, file a Form NT 20-F with respect to its 2010 annual report.

[9]   *A-Power Energy Generation Sys., Ltd.*, 2012 SEC LEXIS 3419, at *6.

[10]   *See* 17 C.F.R. § 201.411(e)(2).

[11]   *See id.* (permitting the Commission, on its own initiative, to summarily affirm an initial decision); *Andover Holdings, Inc.*, Exchange Act Release No. 68966, 2013 SEC LEXIS 548, at *3 (Feb. 21, 2013); *Eric S. Butler*, Exchange Act Release No. 65204, 2011 SEC LEXIS 3002, at *1 n.2 (Aug. 26, 2011).

[12]   Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

[13]   *A-Power Energy Generation Sys., Ltd.*, 2012 SEC LEXIS 3419, at *8. This violation was not charged in the OIP.

required to distribute to its security holders.[14] The record, however, does not establish that information concerning the resignation of Simon & Edward was required to be reported by A-Power on Form 6-K.

Our determination of the appropriate sanction under Exchange Act § 12(j)[15] "turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand."[16] We consider a non-exclusive list of factors in making this determination, including (i) the seriousness of the issuer's violations, (ii) the isolated or recurrent nature of the violations, (iii) the degree of culpability involved, (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and (v) the credibility of its assurances, if any, against further violations.[17]

Based on our consideration of these *Gateway* factors, we find that the protection of investors requires revoking the registration of A-Power's stock. The company's violations are serious, recurrent, and demonstrate a high degree of culpability.[18] Indeed, A-Power's failure to file two annual reports deprived both existing and prospective shareholders of current and reliable information about the company's operations and financial condition. As we stated in *Gateway*:

> Failure to file periodic reports violates a central provision of the Exchange Act. The purpose of the periodic filing requirements is to supply investors with current and accurate financial information about an issuer so that they may make sound decisions. Those requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.[19]

A-Power also failed to file Form NT 20-F in connection with its delinquent 2011 annual report, further demonstrating its disregard for our reporting requirements.

We have held that a respondent's repeated failure to file its periodic reports on time is "so serious" a violation of the Exchange Act that only a "strongly compelling showing" regarding the

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[14]   *See* 17 C.F.R. §§ 240.13a-16; http://www.sec.gov/about/forms/form6-k.pdf.

[15]   Section 12(j) authorizes the Commission to suspend or revoke an issuer's registration for violation of Exchange Act filing requirements if it is "necessary or appropriate for the protection of investors." 15 U.S.C. § 78l(j).

[16]   *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *19.

[17]   *See id.* at *19-20.

[18]   *See Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *15-16 (July 18, 2011) (finding issuer's failure to file two annual reports and eight quarterly reports to be serious and recurrent violations); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *27 (May 23, 2008) ("[T]he failure to provide accurate, complete, and timely financial information is serious."); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *11 (Mar. 22, 2007) (finding that a "long history of ignoring . . . reporting obligations" evidences a "high degree of culpability").

[19]   2006 SEC LEXIS 1288, at *26 (internal quotation omitted).

other *Gateway* factors would justify a sanction less than revocation.[20] No such showing has been made here. To the contrary, revocation is supported further by A-Power's failure to demonstrate any effort to remedy its past violations or to offer any credible assurances against future violations.

Indeed, A-Power does not state when it expects to file its long overdue 2010 annual report, although it requests an extension of time for that filing.[21] A-Power further claims that it needs six additional months after filing its 2010 annual report to complete and file its delinquent 2011 annual report. But A-Power has provided no information on the steps that it has taken or plans to take to remedy its past violations and ensure future compliance. And it has not indicated whether it has hired an auditor to replace Simon & Edward, which resigned over a year ago. Therefore, it is unreasonable to expect that A-Power can become current in its reporting obligations in the foreseeable future.

A-Power argues that revocation will harm its shareholders. We previously have recognized that "in any deregistration current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration,"[22] but also have held that "any harm that may result to existing shareholders cannot be the determining factor in our analysis."[23] In evaluating what is necessary or appropriate to protect investors, "regard must be had not only for existing stockholders of the issuer, but also for potential investors."[24] Indeed, we have emphasized the significant interests of prospective investors who can be substantially hindered in their ability to evaluate an issuer in the absence of current filings.[25] In any event, both existing and prospective shareholders are harmed by the continuing lack of current and reliable financial information for the company.

A-Power also argues that matters outside of the OIP, such as A-Power's failure to file its 2011 annual report, cannot "be regard[ed] as the main evidence[]" in imposing sanctions and "should be applied cautiously."[26] This argument is without merit. A-Power's later filing history—

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[20]   *Nature's Sunshine Prods., Inc*., Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *30 (Jan. 21. 2009); *Impax Labs., Inc*., 2008 SEC LEXIS 1197, at *27.

[21]   A-Power's brief to the law judge requested a one-year extension of the time to file its 2010 annual report. Its briefs to the Commission simply request an extension of time.

[22]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *13 (July 5, 2006).

[23]   *Gateway Int'l Holdings*, 2006 SEC LEXIS 1288, at *31.

[24]   *Id.* (citation omitted).

[25]   *See id.* (stating that, in the context of NASD listing decisions, the Commission has emphasized the interests of future investors rather than the interests of existing shareholders, and noting that "similar policy considerations are applicable in a Section 12(j) proceeding").

[26]   Company's Br. in Support of Pet. for Review at 6 (internal quotations and ellipsis omitted). The company did not cite any authority in support of this argument.

of which the Commission may take official notice—is a relevant factor in determining whether revocation is necessary or appropriate for the protection of investors.[27]

Finally, A-Power argues that suspension rather than revocation is an appropriate sanction. However, given its serious and recurrent failure to file its periodic reports and its failure to remedy its past violations or offer credible assurances against future violations, we find that revocation is necessary and appropriate for the protection of investors.

III.   Conclusion

Accordingly, it is ORDERED that the law judge's findings of fact are summarily affirmed, with the exception of her finding of fact with respect to Form 6-K;

it is further ORDERED that the law judge's finding that A-Power Energy Generation Systems, Ltd. violated Exchange Act § 13(a) and Rule 13a-1 promulgated thereunder, is summarily affirmed; and

it is further ORDERED that the registration of all classes of the registered securities of A-Power Energy Generation Systems, Ltd. under § 12(b) of the Securities Exchange Act of 1934, be revoked pursuant to Exchange Act § 12(j).

By the Commission.

Elizabeth M. Murphy
Secretary

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[27]   *See, e.g., Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *24 n.30; *e-Smart Tech., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *10 (Oct. 12, 2004).

INITIAL DECISION RELEASE NO. 470
ADMINISTRATIVE PROCEEDING
File No. 3-14935

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
A-POWER ENERGY GENERATION SYSTEMS, LTD.	:	November 2, 2012

APPEARANCES: Douglas C. McAllister and Carlisle E. Perkins for the Division of Enforcement, Securities and Exchange Commission

Rocky Li for A-Power Energy Generation Systems, Ltd.[1]

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of A-Power Energy Generation Systems, Ltd. (A-Power). The revocation is based on A-Power's failure to file required annual reports with the Securities and Exchange Commission (Commission). Although A-Power represents that it plans to return to compliance, at this time, it has not filed past-due and current reports, and it is not possible to predict a date when this might occur.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on July 3, 2012. At a September 21, 2012, telephonic prehearing conference, the Division of Enforcement (Division) requested leave to file a motion for summary disposition. Leave was granted, pursuant to 17 C.F.R. § 201.250(a). A-Power Energy Generation Sys., Ltd., Admin. Proc. No. 3-14935 (A.L.J. Sept. 21, 2012) (unpublished).

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[1] Mr. Li appeared for A-Power Energy Generation Systems, Ltd., at a September 21, 2012, prehearing conference. The company's Answer and Opposition to the Division of Enforcement's Motion for Summary Disposition were unsigned.

This Initial Decision is based on A-Power's Answer to the OIP, the Division's Motion for Summary Disposition, A-Power's Opposition, the Division's Reply, and the Commission's public official records concerning A-Power, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in A-Power's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that A-Power's securities are registered with the Commission pursuant to Section 12(b) of the Exchange Act and that A-Power is delinquent in its periodic filings with the Commission, having failed to file its annual report for 2010. The Division requests that the registration of A-Power's securities be revoked.

A-Power argues that its failure to file the report was caused by various unexpected matters and an unfavorable environment and that it is trying to complete its annual report for 2010. It requests another twelve months to accomplish this and states that suspension, rather than revocation, would be a sufficient sanction for its violation and would strengthen confidence of investors in the company.

II. FINDINGS OF FACT

A-Power (CIK No. 0001399233),[2] is a British Virgin Islands corporation located in the People's Republic of China, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(b). Answer at 2; Official Notice. The Commission's public official records contained in EDGAR show that A-Power is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed, on March 31, 2010, a Form 20-F[3] for the year ended December 31, 2009. A-Power's failure to file the Form 20-F was caused by various unexpected matters and an unfavorable environment, and it is trying to complete its annual report for the year ended December 31, 2010. Opposition at 2-6. A-Power requests a twelve-month extension of time to file that report, but does not address its failure to file its report for the year ended December 31, 2011. A-Power's common stock (symbol

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers such as A-Power, pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

"APWR") commenced trading on the NASDAQ in 2008 but is currently delisted. Opposition at 2, 4.

A-Power's independent accountant that audited the financial statements contained in A-Power's Form 20-F for the year ended December 31, 2009, MSCM LLP, resigned because of issues related to nineteen missing wind turbines. Opposition at 2-4. BDO Daejoo LLC was engaged, but resigned within a short time before starting any audit work. Official Notice. Thereafter, Simon & Edward was engaged, but it too resigned. Opposition at 4. However, the Commission's public official records show that A-Power has not filed a Form 6-K to disclose Simon & Edward's resignation, as specified in Form 6-K Item B. Several of A-Power's officers and directors resigned or died during 2011. Opposition at 3-5.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rule 13a-1 thereunder require public corporations to file annual reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." Am.'s Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978). It is undisputed that A-Power failed to file its required reports for any year after 2009. Accordingly, A-Power violated Exchange Act Section 13(a) and Exchange Act Rule 13a-1.

IV. SANCTION

The Division requests that the registration of A-Power's securities be revoked.[4] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rule 13a-1 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly

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[4] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004).

A-Power's violations were recurrent in that it failed to file annual reports for 2010 and 2011. A-Power also failed to report the resignation of its auditor on Form 6-K, in violation of 17 C.F.R. § 240.13a-16.[5] Concerning culpability, the record shows that A-Power knew of its reporting obligations but failed to comply with them. Not only have A-Power's efforts to remedy its past violations and ensure future compliance been unsuccessful, but it requests a twelve-month extension to file its report for 2010 and does not address the delinquency of its report for 2011. Its violations will continue until it becomes current.

A-Power acknowledges its reporting violations, while pointing to conflicts with auditors and unforeseen events as causing its difficulties. A-Power suggests that a suspension would be a more appropriate sanction than revocation. Yet, to whatever extent A-Power is making efforts toward remedying its past violations and ensuring future compliance, the investing public still does not have access to complete past and current financial information, and the date when these deficiencies will be cured cannot be predicted. Thus, neither dismissal of the proceeding, nor a suspension of registration for a period of twelve months or less is an appropriate disposition.[6] Rather, revocation of the registration of A-Power's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Further, at any time following the revocation, A-Power may re-register its securities under Exchange Act Section 12(g) by filing a Form 20-F with the Commission, using the audited financial statements that it intends to prepare.

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[5] Although the OIP does not allege violations based upon A-Power's failure to file Form 6-K and Form 20-F for 2011, "we may consider those failures, as well as other matters outside the OIP, in assessing appropriate sanctions." Gateway, 88 SEC Docket at 440 n.30.

[6] Compare e-Smart Techs., Inc., 57 S.E.C. at 970 with e-Smart, Initial Decision No. 272 (A.L.J. Feb. 3, 2005), 84 SEC Docket 2979, 2984 stating that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. In the instant case, there are no subsequent filings of reports, so that the investing public still does not have access to accurate financial information about the issuer.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of A-Power Energy Generation Systems, Ltd., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge